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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         INTELLIGENT CONTROLS, INC.
                              (Name of Issuer)

                         INTELLIGENT CONTROLS, INC.
                    (Name of Person(s) Filing Statement)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 45815R 10 0
                    (CUSIP Number of Class of Securities)

                              Sharon L. Binette
                      Director of Shareholder Relations
                         Intelligent Controls, Inc.
                           74 Industrial Park Road
                              Saco, Maine 04072
                               (207) 283-0156
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copy to:

                           Gregory S. Fryer, Esq.
                             Verrill & Dana LLP
                      One Portland Square, P.O. Box 586
                             Portland, ME 04112
                               (207) 774-4000

                               MARCH 30, 1998
   (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE
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
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  Transaction Valuation*                                  Amount of Filing Fee
   $1,543,750                                                   $308.75
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<F*>  Based upon $3.25 cash per share for 475,000 shares.

[ ] Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                      Filing Party: N/A

Form or Registration No.: N/A                    Date Filed: N/A


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ITEM 1.  SECURITY AND ISSUER.

         (a) The issuer of the securities to which this statement relates is Intelligent Controls, Inc., a Maine corporation (the "Company"), and the address of its principal executive office is 74 Industrial Park Road, Saco, Maine 04072.

         (b) This statement on Schedule 13E-4 relates to an offer by the Company to purchase up to 475,000 shares (or such lesser number of shares as are properly tendered) of its common stock (the "Shares"), at $3.25 per Share, net to the sellers, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits 99.a(1) and 99.a(2), respectively. The information set forth in the introductory section immediately following the table of contents (the "Introduction") and in Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares" and Section 9 "Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The Shares are listed on the Emerging Company Marketplace of the American Stock Exchange. The trading symbol for the Company's common stock is "ITC". The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d)  This statement is being filed by the Company.


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         (a) The information set forth in Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares" and Section 8 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)  Inapplicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information set forth in the "Introduction", Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares", Section 9 "Background and Purpose of the Offer" and Section 10 "Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

         (a)-(j) The information set forth in the "Introduction", Section 5 "Certain Conditions to the Offer", Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares", Section 11 "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" and
Section 14 "Certain Limitations on Purchase of Shares by the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the "Introduction", Section 7 "Interest of Certain Persons; Transactions and Arrangements Concerning the Shares", Section 8 "Source and Amount of Funds" and Section 9 "Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the "Introduction" and Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in Section 10 "Certain Information About the Company", "--General", "--Historical Financial Information" of the Offer to Purchase is incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION.

         (a)  Inapplicable.

         (b) The information set forth in Section 12 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 11 "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)  Inapplicable.

         (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, forms of which are attached hereto as Exhibits 99.a(1) and 99.a(2), respectively, which are incorporated in their entirety herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.a(1)    -     Form of Offer to Purchase, dated March 30, 1998.
         Exhibit 99.a(2)    -     Form of Letter of Transmittal (including Guidelines for
                                  Certification of Taxpayer Identification Number on
                                  Substitute Form W-9).
         Exhibit 99.a(3)    -     Form of Notice of Guaranteed Delivery.
         Exhibit 99.a(4)    -     Form of Letter to Brokers, Dealers, Commercial Banks,
                                  Trust Companies and Other Nominees.
         Exhibit 99.a(5)    -     Form of Letter to Clients for use by Brokers, Dealers,
                                  Commercial Banks, Trust Companies and Other Nominees.
         Exhibit 99.a(6)    -     Press Release issued by the Company on March 30, 1998.
         Exhibit 99.a(7)    -     Form of Letter to the Company's shareholders from the
                                  President of the Company, dated March 30, 1998.
         Exhibit 99.c(1)    -     Investment Agreement, dated March 26, 1998 among the
                                  Company, Ampersand Specialty Materials and Chemicals III
                                  Limited Partnership, Ampersand Specialty Materials and
                                  Chemicals III Companion Fund Limited Partnership and
                                  Roger E. Brooks, for the purchase of Common Stock of
                                  the Company.
         Exhibit 99.c(2)    -     Form of Stockholders Agreement among the Company,
                                  Ampersand Specialty Materials and Chemicals III
                                  Limited Partnership, Ampersand Specialty Materials and
                                  Chemicals III Companion Fund Limited Partnership, Roger
                                  E. Brooks Alan Lukas, Paul E. Lukas, and certain related
                                  parties restricting the voting and transfer of shares of
                                  Common Stock owned by each.
         Exhibit 99.c(3)    -     Form of Employment Agreement between the Company and
                                  Roger E. Brooks.
         Exhibit 99.c(4)    -     Form of Employment Agreement between the Company and
                                  Alan Lukas.
         Exhibit 99.c(5)    -     Form of Employee Stock Restriction Agreement between the
                                  Company and Roger E. Brooks and related promissory note,
                                  pledge agreement and form of 83(b) Election.



                                  SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       INTELLIGENT CONTROLS, INC.



                                       By:  /s/ ALAN LUKAS
                                          ---------------------------------
                                          Alan Lukas, President and
                                          Chief Executive Officer

Dated:   March 30, 1998



                                EXHIBIT INDEX


Exhibit No.                  Description
------------                 -----------

99.a(1)        Form of Offer to Purchase, dated March 30, 1998.

99.a(2)        Form of Letter of Transmittal (including Guidelines for
               Certification of Taxpayer Identification Number of
               Substitute Form W-9).

99.a(3)        Form of Notice of Guaranteed Delivery.

99.a(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.

99.a(5)        Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.

99.a(6)        Press Release issued by the Company on March 30, 1998.

99.a(7) Form of Letter to the Company's shareholders from the President of the Company, dated March 30, 1998.

99.c(1)        Investment Agreement, dated March 26, 1998 among the Company, Ampersand
               Specialty Materials and Chemicals III Limited Partnership, Ampersand
               Specialty Materials and Chemicals III Companion Fund Limited Partnership
               and Roger E. Brooks.

99.c(2)        Form of Stockholders Agreement among the Company, Ampersand Specialty
               Materials and Chemicals III Limited Partnership, Ampersand Specialty
               Materials and Chemicals III Companion Fund Limited Partnership, Roger
               E. Brooks Alan Lukas, Paul E. Lukas, and certain related parties.

99.c(3)        Form of Employment Agreement between the Company and Roger E. Brooks.

99.c(4)        Form of Employment Agreement between the Company and Alan Lukas.

99.c(5)        Form of Employee Stock Restriction Agreement between the Company and Roger
               E. Brooks and related promissory note, pledge agreement and form of 83(b)
               Election.
